Unaudited Financial Statements

CorneaCare Inc.
For the years ended December 31, 2019 and 2020

Contents

Statement of Financial Position

CorneaCare Inc.
As of December 31, 2020

	DEC 31, 2020	DEC 31, 2019
Assets	-	-
Liabilities and Equity		
Liabilities		
Current liabilities		
Accounts payable	8,303.20	-
Total Current liabilities	**8,303.20**	**-**
Total Liabilities	**8,303.20**	**-**
Equity		
Current year earnings	(51,243.41)	(411.51)
Shareholder's contributions	42,940.21	411.51
Shareholder's equity	411.51	-
Retained earnings	(411.51)	-
Total Equity	**(8,303.20)**	**-**
Total Liabilities and Equity	**-**	**-**

Statement of Profit and Loss

CorneaCare Inc.
For the year ended December 31, 2020

	2020	2019
Revenue	-	-
Expenses		
Design	4,630.00	-
Legal fees	29,264.00	367.00
Productivity	331.38	-
Research and development	16,245.08	-
Training	318.97	-
Website	453.98	44.51
Total Expenses	**51,243.41**	**411.51**
Net Income	**(51,243.41)**	**(411.51)**

Changes in Stockholders' Equity

CorneaCare Inc.
For the year ended December 31, 2020

	2020	2019
Equity		
Opening Balance	411.51	-
Increases		
Shareholder's contributions	42,940.21	411.51
Total Increases	**42,940.21**	**411.51**
Decreases		
Current year earnings	51,243.41	411.51
Retained earnings	411.51	-
Total Decreases	**51,654.92**	**411.51**
Total Equity	**(8,303.20)**	**-**

Changes in Stockholders' Equity

CorneaCare Inc.

For the year ended December 31, 2020

	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BEGINNING BALANCE, APRIL 22, 2019 (INCEPTION)	$ -	$ -	$ -
CONTRIBUTIONS	411.51	-	411.51
OTHER COMPREHENSIVE GAIN/(LOSS)	-	-	-
NET INCOME		(411.51)	(411.51)
ENDING BALANCE, DECEMBER 31, 2019	$ 411.51	$ (411.51)	$ -
BEGINNING BALANCE, JANUARY 1, 2020	$ 411.51	$ (411.51)	$ -
CONTRIBUTIONS	42,940.21	-	42,940.21
OTHER COMPREHENSIVE GAIN/(LOSS)	-	-	-
NET INCOME	-	(51,243.41)	(51,243.41)
ENDING BALANCE, DECEMBER 31, 2020	$ 43,351.72	$ (51,654.92)	$ (8,303.20)

Statement of Cash Flows

CorneaCare Inc.
For the year ended December 31, 2020

	2020	2019
Operating Activities		
Net income	(51,243.41)	(411.51)
Changes in operating assets and liabilities		
Accounts payable	8,303.20	-
Net cash used by operating activities	**(42,940.21)**	**(411.51)**
Net cash provided by investing activities	-	-
Financing Activities		
Other cash items from financing activities		
Shareholder's contributions	42,528.70	411.51
Shareholder's equity	411.51	-
Net cash provided by financing activities	**42,940.21**	**411.51**
Net Cash Flows	-	-
Cash and Cash Equivalents		
Cash and cash equivalents at beginning of period	-	-
Cash and cash equivalents at end of period	-	-
Net change in cash for period	**-**	**-**

Notes to the Financial Statements

CorneaCare Inc.
For the year ended December 31, 2020

1. Organization

CorneaCare Inc. is incorporated in the State of Delaware and headquartered in Philadelphia, PA.

CorneaCare Inc. is a direct to consumer solution that addresses the physical and psychological aspects of dry eye disease by streamlining diagnosis, treatment, compliance and patient education.

2. Basis of Presentation

The financial information presented in the accompanying unaudited condensed financial statements has been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting primarily of normal recurring accruals, necessary for a fair presentation of our financial position and results of operations.

3. Cash and Cash Equivalents

Cash balances at the end of 2019 and 2020 were $0.00. The shareholder's have elected to make cash contributions that cover, but do not exceed, current expenses and liabilities.

4. Evaluation of Subsequent Events

The company has evaluated subsequent events from December 31, 2020 through January 5, 2021, which is the date the financial statements were available to be issued.

	2020	2019
5. Payables		
Accounts payable	8,303.20	-
Payables, Net	**8,303.20**	-